Filed Pursuant to Rule 424(b)(3)
Registration No. 333-100244

March 5, 2004

Prospectus Supplement No. 1
To Reoffer Prospectus, Dated July 10, 2003

of

MACK-CALI REALTY CORPORATION

Relating to

213,529 Shares of Common Stock of Mack-Cali Realty Corporation

        This prospectus supplement, dated March 5, 2004 (this “Supplement”), supplements our reoffer prospectus filed as part of our Post Effective Amendment No. 1 to Registration Statement on Form S-8 dated July 10, 2003 (the “Prospectus”), relating to the resale by certain of our shareholders (collectively, the “Selling Shareholders”) who have acquired our common stock, par value $.01 per share, offered by this Supplement in conjunction with the Prospectus pursuant to our 2000 Employee Stock Option Plan or our Amended and Restated 2000 Director Stock Option Plan (collectively, the “Plans”). This Supplement presents certain information regarding the ownership of our common stock by the Selling Shareholders as of February 16, 2004, and updates the number of shares of our common stock available for resale by each Selling Shareholder pursuant to the Plans. No additional securities are being registered hereby.

        You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

SELLING SHAREHOLDERS

        The Selling Shareholders are persons listed in the table below who have acquired the common stock offered by this Supplement in conjunction with the Prospectus pursuant to our 2000 Employee Stock Option Plan or our Amended and Restated 2000 Director Stock Option Plan. Each Selling Shareholder will receive all of the net proceeds from the sale of his shares of common stock offered by this Supplement in conjunction with the Prospectus.

        The following table presents certain information regarding the ownership of our common stock by the Selling Shareholders as of February 16, 2004. The number of shares of common stock outstanding will not change as a result of the offering, nor will the number of shares owned or percentage of ownership of any persons other than the Selling Shareholders change as a result thereof. However, because the Selling Shareholders may offer from time to time all or some of their shares under this Supplement, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of the sales.

        The information contained in the following table is as of February 16, 2004, and supersedes and replaces the table of Selling Shareholders, and the related footnotes, contained in the Prospectus.

Name and Position With Us	Number of Shares Owned Prior to Offering(1)	Number of Shares Registered Hereby(2)	Number of Shares to Be Owned After Offering(3)
William L. Mack	3,310,384	1,500	3,308,884
Chairman of the Board

Mitchell E. Hersh	296,372	52,448	243,924
Chief Executive Officer and Director

Timothy M. Jones	361,344	59,269	302,075
President

Barry Lefkowitz	106,919	27,469	79,450
Executive Vice President and Chief Financial Officer

Roger W. Thomas	98,885	27,224	71,661
Executive Vice President, General Counsel and Secretary

Michael A. Grossman	74,101	24,619	49,482
Executive Vice President

Martin S. Berger	544,032	1,500	542,532
Director

Brendan T. Byrne	32,100	1,500	30,600
Director

John R. Cali	259,311	1,500	257,811
Director

Nathan Gantcher	53,500	1,500	52,000
Director

Martin D. Gruss	34,500	1,500	33,000
Director

David S. Mack	2,272,947	6,000	2,266,947
Director

Earle I. Mack	2,219,354	1,500	2,217,854
Member of the Advisory Board

Alan G. Philibosian	35,000	1,500	33,500
Director

Irvin D. Reid	6,500	1,500	5,000
Director

Vincent Tese	41,500	1,500	40,000
Director

Roy J. Zuckerberg	46,500	1,500	45,000
Director

(1)	Includes shares of common stock acquired not pursuant to any employee or director benefit plan, common stock underlying options and restricted stock granted pursuant to our 2000 Employee Stock Option Plan and our Amended and Restated 2000 Director Stock Option Plan (both vested and unvested), common stock underlying options granted pursuant to any other employee or director benefit plan, restricted stock granted under any other employee or director benefit plan, and common stock underlying common units, preferred units (as converted into common units), and vested warrants to acquire common stock.

(2)	Includes all common stock underlying options granted and outstanding as of February 16, 2004 (both vested and unvested), and all restricted stock issued, pursuant to our 2000 Employee Stock Option Plan and our Amended and Restated 2000 Director Stock Option Plan.

(3)	Assumes all shares registered under this prospectus will be sold.

        If and when a selling shareholder sells all of his shares of common stock registered under this Supplement, the following Selling Shareholders will own more than one percent of our common stock at February 16, 2004:

Name	Percentage Ownership
William L. Mack	4.44
David S. Mack	3.04
Earle I. Mack	2.97

        Information concerning the Selling Shareholders may change from time to time and will be set forth in future supplements. Accordingly, the number of shares of our common stock offered hereby may increase or decrease. Full and complete copies of this Supplement and the Prospectus will be provided upon request.